UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2019
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.
On June 19, 2019, Nomad Foods Limited (the “Company”) held its 2019 annual meeting of shareholders (the “2019 Annual Meeting”). The proposals submitted to a shareholder vote at the 2019 Annual Meeting are described in detail in the Company’s Proxy Statement for the 2019 Annual Meeting, as furnished to the Securities and Exchange Commission (the “Commission”) on a Form 6-K on May 10, 2019 (the “Proxy Statement”). Shareholders present in person or by proxy represented 161,874,743 ordinary shares and 1,500,000 preferred shares of the Company (or 83.37% of the outstanding ordinary shares and preferred shares of the Company combined as of May 3, 2019, the record date for the 2019 Annual Meeting).
At the 2019 Annual Meeting, the Company’s shareholders (i) elected the twelve (12) directors specifically named in the Proxy Statement, each for a one-year term expiring at the Company’s 2020 annual meeting of shareholders and (ii) ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2019 fiscal year. The detailed voting results for each proposal are set forth below.

Proposal 1 - Election of Directors: The Company’s shareholders approved the election of the twelve (12) directors specifically named in the Proxy Statement, each to serve until the Company’s 2020 annual meeting of shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the election of directors were as follows:

Nominee	For	Against	Abstain	% cast FOR
Sir Martin Ellis Franklin, KGCN	159,293,888	3,686,780	394,075	97.50
Noam Gottesman	163,022,108	344,916	7,719	99.79
Ian G.H. Ashken	162,005,460	1,360,329	8,954	99.16
Stéfan Descheemaeker	162,309,109	1,056,580	9,054	99.34
Mohamed Elsarky	162,551,035	814,542	9,166	99.49
Jeremy Isaacs CBE	163,338,775	29,249	6,719	99.98
James E. Lillie	163,069,247	298,678	6,818	99.82
Stuart M. MacFarlane	162,869,123	495,254	10,366	99.69
Lord Myners of Truro CBE	161,460,244	1,907,668	6,831	98.83
Victoria Parry	162,550,323	817,702	6,718	99.50
Simon White	163,096,986	268,703	9,054	99.83
Samy Zekhout	144,164,393	19,200,395	9,955	88.24

Proposal 2 - Ratification of Auditors: The Company’s shareholders ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2019 fiscal year as follows:

For	Against	Abstain	% cast FOR
160,798,632	2,181,162	394,949	98.42

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3ASR filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: June 20, 2019